Form of Tax Opinion

[                    ], 2019

ALPS ETF Trust

1290 Broadway, Suite 1100

Denver, CO 80203

Sprott ETF Trust

c/o Sprott Asset Management LP

Royal Bank Plaza

200 Bay Street

Toronto, Ontario, Canada M5J 21J1

Re:

AGREEMENT AND PLAN OF REORGANIZATION, DATED AS OF MARCH 18, 2019 (THE “AGREEMENT”), BY AND AMONG ALPS ETF TRUST (“AET”) ON BEHALF OF ITS SERIES, SPROTT GOLD MINERS ETF AND SPROTT JUNIOR GOLD MINERS ETF (EACH AN “EXISTING FUND” AND, COLLECTIVELY, THE “EXISTING FUNDS”), SPROTT ETF TRUST (“SET”) ON BEHALF OF ITS SERIES, SPROTT GOLD MINERS ETF AND SPROTT JUNIOR GOLD MINERS ETF (EACH A “NEW FUND” AND, COLLECTIVELY, THE “NEW FUNDS”) AND, SOLELY FOR PURPOSES OF SECTION 5 THEREOF, SPROTT ASSET MANAGEMENT LP (“SPROTT”)

Ladies and Gentlemen:

You have requested our opinion with respect to certain of the federal income tax consequences of proposed transactions consisting of: (i) the transfer of all of the assets of each Existing Fund (the “Assets”) in exchange solely for voting shares of beneficial interest of the corresponding New Fund (“New Fund Shares”) and cash in lieu of fractional shares, if any, and the assumption by each New Fund of all of the liabilities of the corresponding Existing Fund (the “Liabilities”); and (ii) the distribution of the New Fund Shares and cash in lieu of fractional shares, if any, to the shareholders of each Existing Fund in exchange for their shares of beneficial interest of such Existing Fund (“Existing Fund Shares”) in complete liquidation of such Existing Fund, all upon the terms and conditions set forth in the Agreement (the Agreement and the transactions contemplated thereunder for each Existing Fund and the corresponding New Fund, hereinafter called the “Reorganization” and, collectively, the “Reorganizations”). Each New Fund is a newly organized series of SET that has not commenced operations and will not do so until the date of the Reorganization. Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Agreement.

In rendering our opinion, we have reviewed and relied upon: (i) the Agreement; (ii) the Combined Proxy Statement and Prospectus (Form N-14) filed with the Securities and Exchange Commission in connection with the Reorganization; (iii) certain representations concerning the Reorganization made to us by AET, on behalf of the Existing Funds, and by SET, on behalf of the New Funds, in letters of even date herewith (the “Representation Letters”); (iv) all other documents, financial and other reports which we deemed relevant or appropriate; and (v) the Code,1 applicable Treasury Department regulations in effect as of the date hereof, current published administrative positions of the Internal Revenue Service (the “IRS”) contained in revenue rulings and procedures, and such other statutes, regulations, rulings and decisions as we deemed material to the preparation of this opinion letter. For purposes of this opinion, we have assumed that the representations and warranties set forth in the Agreement and the representations made in the Representation Letters are true and correct and that the conditions to the parties’ obligations under the Agreement will be satisfied and the parties will comply with their respective covenants thereunder. In rendering our opinion, we have relied on the representations and warranties in the Agreement and the representations in the Representation Letters. To the extent that any of the representations or warranties in the Agreement or any of the representations in either of the Representation Letters are inaccurate, the conclusions set forth herein may also become inaccurate, or may no longer apply.

In formulating our opinion, we have examined originals or copies, identified to our satisfaction, of documents and other instruments that we have deemed necessary or appropriate for purposes of this opinion. In performing such examination, we have assumed the authenticity of all documents submitted to us as copies, the authenticity of the originals of such latter documents, the genuineness of all signatures and the correctness of all representations made therein. We cannot and do not represent that we checked the accuracy or completeness of, or otherwise independently verified, any of the various statements of fact contained in such documents and in documents incorporated by reference therein. We have further assumed that there are no agreements or understandings contemplated therein other than those contained in such documents.

Based upon the foregoing, it is our opinion for federal income tax purposes that, with respect to each Existing Fund and its corresponding New Fund, subject to the limitations set forth herein:

(a) The New Fund’s acquisition of the Assets in exchange solely for the New Fund Shares and cash in lieu of fractional shares, if any, and its assumption of the Liabilities of the Existing Fund, followed by the Existing Fund’s distribution of the New Fund Shares and cash in lieu of fractional shares, if any, pro rata to the Existing Fund shareholders actually or constructively in exchange for their Existing Fund Shares in complete liquidation of the Existing Fund, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and the Existing Fund and the New Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

(b) Under Section 1032(a) of the Code, no gain or loss will be recognized by the New Fund upon the receipt of the Assets solely in exchange for the New Fund Shares and cash in lieu of fractional shares, if any, and the New Fund’s assumption of the Liabilities of the Existing Fund.

[1]	All references to the “Code” are to the Internal Revenue Code of 1986, as amended.

(c) Under Section 361 of the Code, no gain or loss will be recognized by the Existing Fund upon the transfer of the Existing Fund’s Assets to the New Fund solely in exchange for the New Fund Shares and cash in lieu of fractional shares, if any, and the assumption by the New Fund of the Liabilities of the Existing Fund or upon the distribution (whether actual or constructive) of the New Fund Shares and cash in lieu of fractional shares, if any, to the Existing Fund shareholders in exchange for their Existing Fund Shares.

(d) Under Section 354(a)(1) of the Code, no gain or loss will be recognized by the Existing Fund shareholders upon the exchange of their Existing Fund Shares for the New Fund Shares in complete liquidation of the Existing Fund pursuant to the Reorganization, except with respect to cash in lieu of fractional shares, if any.

(e) Under Section 358(a)(1) of the Code, the aggregate adjusted basis of the New Fund Shares received by each Existing Fund shareholder pursuant to the Reorganization will be the same as the aggregate adjusted basis of the Existing Fund Shares held by such shareholder immediately prior to the Reorganization, after taking into account cash distributed in lieu of fractional shares, if any.

(f) Under Section 1223(1) of the Code, the holding period of the New Fund Shares received by each Existing Fund shareholder in the Reorganization will include the period during which the Existing Fund Shares exchanged therefor were held by such shareholder (provided the Existing Fund Shares were held as capital assets on the date of the Reorganization).

(g) Under Section 362(b) of the Code, the adjusted basis in each of the Existing Fund’s Assets acquired by the New Fund will be the same as the adjusted basis of such Assets to the Existing Fund immediately prior to the Reorganization.

(h) Under Section 1223(2) of the Code, the holding period of the Assets of the Existing Fund in the hands of the New Fund will include the period during which those assets were held by the Existing Fund (except where the New Fund’s investment activities have the effect of reducing or eliminating an Asset’s holding period).

(i) The New Fund will succeed to and take into account the items of the Existing Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder. In particular, under Treasury Regulation § 1.381(b)-1(a)(2), the New Fund will be treated for purposes of section 381 of the Code just as the Existing Fund would have been treated if there had been no Reorganization, and the taxable year of the Existing Fund will not end on the date of the Reorganization merely because of the closing of the Reorganization.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. Our opinions represent our best legal judgment as to the matters addressed herein, but are not binding upon the IRS or the courts, and there is no guarantee that the IRS will not assert positions contrary to the ones taken in this opinion. We disclaim any obligation to make any continuing analysis of the facts or relevant law following the date of this opinion letter.

Our opinions are provided solely to you as a legal opinion only, and not as a guaranty or warranty, and are limited to the specific transactions and matters described above. No opinion may be implied or inferred beyond what is expressly stated in this letter. We express no opinion with respect to any matter not specifically addressed by the foregoing opinions. By way of illustration, and without limitation of the foregoing, we express no opinion regarding: (i) whether either the Existing Fund or the New Fund qualifies or will qualify as a regulated investment company; (ii) the federal income tax consequences of the payment of Reorganization expenses by Sprott and/or its affiliates, except in relation to the qualification of each Reorganization as a reorganization under Section 368(a) of the Code; (iii) whether any federal income tax will be imposed or required to be withheld under the Foreign Investment in Real Property Tax Act of 1980 with respect to any Existing Fund shareholder that is a foreign person; (iv) the effect of a Reorganization on an Existing Fund with respect to any transferred asset as to which unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting (including under Section 1256 of the Code); (v) the effect of a Reorganization on any shareholder of an Existing Fund that is required to recognize unrealized gains or losses for federal income tax purposes under a mark-to-market system of accounting; (vi) whether accrued market discount, if any, on any market discount bonds held by an Existing Fund will be required to be recognized as ordinary income under Section 1276 of the Code as a result of a Reorganization; (vii) whether any gain or loss will be required to be recognized with respect to any Asset that constitutes stock in a passive foreign investment company (within the meaning of Section 1297(a) of the Code); and (viii) any state, local or foreign tax consequences of the Reorganizations.

Our opinions are being rendered to AET and SET and their respective Boards of Trustees, and may be relied upon only by AET and SET and their respective Boards of Trustees and by the shareholders of the Existing Funds, it being understood that we are not thereby establishing any attorney-client relationship with any shareholder of an Existing Fund. AET, the Existing Funds, SET, the New Funds and the shareholders of the Existing Funds and the New Funds are free to disclose the tax treatment or tax structure of any of the transactions described herein.

We hereby consent to the filing of this opinion as an exhibit to the Form N-14 and to the use of our name and to any reference to our firm in the Form N-14. In giving such consent, we do not hereby admit that we are within the category of person whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

Thompson Hine LLP

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